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[●], 2026 - DRAFT

Board of Trustees

Guggenheim Strategy Funds Trust

Guggenheim Strategy Fund II

702 King Farm Boulevard, Suite 200

Rockville, Maryland 20850

Board of Trustees

Guggenheim Funds Trust

Guggenheim Ultra Short Income ETF

702 King Farm Boulevard, Suite 200

Rockville, Maryland 20850

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Guggenheim Strategy Fund II (the “Acquired Fund”), a series of Guggenheim Strategy Funds Trust, a Delaware statutory trust (“GSFT”), to Guggenheim Ultra Short Income ETF (the “Acquiring Fund”), a series of Guggenheim Funds Trust, a Delaware statutory trust (“GFT”), and to the holders of shares of the Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of substantially all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”) dated as of [●], 2026, executed by the GFT on behalf of the Acquiring Fund and by the GSFT on behalf of the Acquired Fund, of the Acquired Fund (the “Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of the Acquired Fund’s liabilities as defined in the Plan (the “Liabilities”) by the Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by the Acquired Fund and cash paid in lieu of fractional Acquiring Fund Shares in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by the Trust with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from GFT on behalf of the Acquiring Fund, (4) the facts and representations contained

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in the letter dated on or about the date hereof addressed to us from GSFT on behalf of the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.

The Reorganization will constitute a tax-free reorganization under section 368(a) of the Code. The Acquiring Fund and Acquired Fund each will be “a party to a reorganization” within the meaning of section 368(b) of the Code;

2.

Under section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the assumption of the Liabilities of the Acquired Fund and issuance of Acquiring Fund Shares;

3.

Under sections 361 and 357(a) of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund in exchange solely for the assumption of all the Acquired Fund’s Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of Acquiring Fund Shares and cash in lieu of fractional Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their Acquired Fund Shares;

4.

Under section 354 of the Code, the Acquired Fund Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for their Acquired Fund Shares (except with respect to cash received in lieu of fractional Acquiring Fund Shares);

5.

Under section 358 of the Code, the aggregate basis of the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Fund Shares exchanged in the Reorganization

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(reduced by any amount of tax basis allocable to fractional shares for which cash is received). Under section 1223(1) of the Code, the holding period for the Acquiring Fund Shares received by each Acquired Fund Shareholder in the Reorganization will include the holding period during which such Acquired Fund Shareholder held Shares of the Acquired Fund surrendered in exchange therefor, provided that such Acquired Fund Shareholder held the shares as a capital asset on the date of Reorganization;

6.

Under section 362(b) of the Code, the tax basis of the Assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization. Under section 1223(2) of the Code, the holding period of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Acquired Fund;

7.

The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder, if applicable.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to the Acquired Fund with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code.

Very truly yours,